January 14, 2020

Matthew Derby, Staff Attorney,

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Atomic Studios, Inc.
Offering Statement on Form 1-A Filed November 25, 2019
File No. 024-11119

Dear Mr. Derby:

On behalf of Atomic Studios, Inc., (the “Company”), we respond as follows to the Staff’s comment letter, dated December 17, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response in red to each comment immediately thereafter.

Cover Page

1.	Please clarify that you are offering shares of Class A common stock in this offering. Disclose on the cover page that holders of Class B common stock, which include your Chief Executive Officer, are entitled to elect a majority of the board of directors. Revise to separately disclose the number of shares of Class A and Class B outstanding before and after the offering on page 5. Finally, revise your statements on the cover page and on page 2 to clarify the minimum share purchase requirements, if any.

These items have been done.

Use of Proceeds, page 33

2.	The principal uses of your net proceeds are significantly less than the amount that you intend to raise. Please explain how you intend to use the remainder of the proceeds. As part of your response, please revise to clarify whether the proceeds from the offering will be used for executive compensation or to repay officers or directors of the company for any indebtedness. Refer to Instruction 2 to Item 6 of Form 1-A.

The use of proceeds has been revised.

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Description of Business, page 35

3.	You state that you currently have an agreement to acquire a film and television episode library. We note that you have allocated $312,500 from the proceeds of this offering to acquire a library of content. Please disclose the material terms of any agreements to acquire content.

The Company currently has an agreement to acquire 242 vintage era films and 2 vintage era television shows with Desert Island Films for an amount of $5,000. All other future acquisitions are estimated and yet to be transacted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 42

4.	Please disclose the number of months that you expect to be able to fund your operations with your currently available resources. Also disclose the amount needed to continue operations for the next twelve months. We note your disclosure on page 9 that it will cost approximately $200,000 annually to maintain proper management and financial controls of your filings. See Item 9(c) of Form 1-A.

This has been revised.

Management, page 44

5.	Please describe briefly the business experience of Messrs. Conway and Zanca during the past five years, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 10(c) of Part II of Form 1-A.

We have put in 5-year resumes.

The Team, page 46

6.	Please revise to provide a discussion of the roles and duties of each of the "team" members identified in the offering statement. In addition, include the material terms of any consulting agreement with those team members.

Celebrity team members – Walter Koenig, Nichelle Nichols, and Marina Sirtis will not only be spokespeople, but will also star, narrate and host certain shows as needed. They may also do media interviews regarding Atomic Studios.

Scientists – David Brin, Ethan Siegal, Seth Shostak, Dr. Erin MacDonald, and Harry Kloor will be consultants and hosts on non-fictional original shows dealing with elements of science, future technology and astronomy.

Writers – Kevin J. Anderson, John Stith, and Alan Cross, will be used to speak about current books being published as well as help write plots for fictional original content. They may also assist in writing copy as needed.

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Certain Relationships and Related Party Transaction, page 51

7.	Please also include any interested transactions where the amount involved exceeds one percent of the total assets of the company. We note that you limit the disclosure of interested transactions to amounts in excess of $120,000. We note that the company currently has some notes payment issued to some shareholders and/or executives of the company. Refer to Item 13(a) of Form 1-A.

Note payable, $2,899, to shareholder of the Company, zero interest, payable upon demand, unsecured.

Note payable to an executive of the Company, zero interest, payable upon demand, unsecured.

Securities Offered, page 54

8.	Please clarify the voting rights of the holders of Class A common stock. In this regard, we note that your bylaws indicate that each outstanding share is entitled to one vote, except in the election of directors, but it is unclear which bylaw provision restricts the Class A stockholders to only elect a minority of the board members.

The restriction is in the articles.

1-A: Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

Experts, page 56

9.	Include in your Form 1-A the audit report of your independent accountant and fully comply with the requirements of 2-01 through 2-07 of Regulation S-X, pursuant to Note 2 to 8-01 of Regulation S-X.

The Audit report was not included in the filing or as he termed it “circular.” J’on (the auditor) also mentioned that his firm name is misspelled.

Exhibits

10.	Please revise your subscription agreement to reflect the terms of this offering. We note that your subscription currently states that you are offering 15 billion shares at a purchase price of $0.0001 per share of common stock.

This is revised to 10,000,000.

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General

11.	We note that your website indicates that you may have conducted a token sale in May 2018. Please tell us whether you previously conducted an Initial Coin Offering or raised funds through the sale of cryptocurrency tokens. In addition, please revise your offering statement to provide a more detailed discussion of the role of your tokens on your platform. In that regard, we note your disclosure that your "token buyers will have the opportunity to join Atomic Studios Fan Clubs" and "Using Atomic Tokens to pay for your subscription will unlock your Rocketeer status..."

Prior to the formation of Atomic Studios Inc. in July 2019, “Atomic Network” was and an informal attempt in 2018 to gauge interest in a streaming network. The attempt was abandoned. An ICO for non-US investors was contemplated, but never executed. However, based on SEC statements that ICO’s may likely be deemed to be a sale of Securities and with the advice of Legal Counsel the project was abandoned and never moved forward.

Atomic.Video will be the official website of Atomic Studios, Inc. It should have been a landing page and the webmaster accidentally made it live. The term “Tokens” was used in place of “Loyalty Points” or credits, whereby subscribers have the ability to unlock additional levels in their Atomic Studios online subscription by assisting with social media postings, referring other subscribers, etc. Tokens in this case refer to an incentive program. The word “buyers” is incorrect and should be substituted with “holders.”

12.	We note your disclosure that you have "years of experience in the low-budget production arena" and that you have completed certain shows with a loyal fan base. Given that the company was only incorporated in July 2019, please revise to provide a discussion of the history of the company during the past three years, including previous financing activity. News articles indicate that you may have raised funds previously. Clarify your reference to receiving working capital from a "parent company."

Our team has experience in producing low-budget films during their work with other independently-owned production companies prior to the formation of Atomic Studios, Inc., which are not affiliated with Atomic Studios. We plan to produce original content through Atomic Studios in the future upon funding.

Part III- Exhibits, page III-1

13.	Please file a written consent from Dennis Duncan & Covington LLP, who apparently audited the financial statements included in your Form 1-A. Refer to Instruction 11(a)(I) of Form 1-A.

Consent letter attached.

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Signatures, page III-2

14.	Please have Mr. Frank Zanca sign your offering statement in his capacity as principal financial officer and director. Refer to Instruction 1 to Signatures of the Form 1-A Offering Statement.

We have done so.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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